22 November 2004

Warner Chilcott Plc

Section 198 Companies Act 1985

Warner Chilcott Plc (the "Company") has received notification that, as at close of business on 17 November 2004, Lehman Brothers International (Europe) had an interest in 6,634,863 Ordinary shares of the Company. This represents 3.43% of the outstanding share capital of the Company.